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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MICRUS ENDOVASCULAR CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
59518V102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	59518V102

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SIMON WADDINGTON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED KINGDOM

	5	SOLE VOTING POWER:

NUMBER OF		42,177 as of December 31, 2005 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,177 as of December 31, 2005 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,008,113 as of December 31, 2005 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

(i) 554,909 shares held by Polytechnos Medical Devices Ltd., (ii) 327,083 shares held by Polytechnos Venture Fund II LP, (iii) 81,472 shares held by Polytechnos Venture Fund II GMBH & CO. KG and (iv) 2,472 shares held by Polytechnos Partners and Team GMBH.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.1% based on 14,094,179 total shares outstanding as of February 14, 2006. (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1(a).	Name of Issuer:
Micrus Endovascular Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
821 Fox Lane, San Jose, CA 95131

Item 2(a).	Name of Person Filing:
SIMON WADDINGTON

Item 2(b).	Address of Principal Business Office or, if none, Residence:
821 Fox Lane, San Jose, CA 95131

Item 2(c).	Citizenship:
United Kingdom

Item 2(d).	Title of Class of Securities:
Common Stock, no par value

Item 2(e).	CUSIP Number:
59518V102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
             Not Applicable

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
1,008,113 as of December 31, 2005 (1)(2)

(b)	Percent of Class:
7.1% based on 14,094,179 total shares outstanding as of February 14, 2006

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 42,177 as of December 31, 2005 (1)

(ii)	Shared power to vote or to direct the vote of 0

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 10, 2006

By: /s/ Simon Waddington
Simon Waddington

FOOTNOTES
(1)	This amount includes options held by Simon Waddington to purchase 41,405 shares of Issuer’s common stock exercisable within 60 days of December 31, 2005 and 772 shares held by Global Advisors GMBH.

(2)	Dr. Simon Waddington disclaims beneficial ownership of the shares held by these various funds except to the extent of his proportional interest in these entities: (i) 554,909 shares held by Polytechnos Medical Devices Ltd., (ii) 327,083 shares held by Polytechnos Venture Fund II LP, (iii) 81,472 shares held by Polytechnos Venture Fund II GMBH & CO. KG and (iv) 2,472 shares held by Polytechnos Partners and Team GMBH. Dr. Simon Waddington does not have voting or dispositive power over any shares held by the various funds and entities as listed.